INTERNET CAPITAL GROUP, INC.

690 LEE ROAD, SUITE 310

WAYNE, PENNSYLVANIA 19087

November 9, 2009

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Kevin Woody
Mr. Tom Kluck

Re:	Internet Capital Group, Inc.
Form 10-K for the year ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed April 29, 2009
File No. 001-16249

Ladies and Gentlemen:

This letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding Internet Capital Group, Inc.’s (“ICG’s”) (1) Form 10-K for the year ended December 31, 2008 and (2) Definitive Proxy Statement on Schedule 14A filed April 29, 2009 (the “Proxy Statement”), as communicated to us in (a) your letters of June 25, 2009, August 18, 2009 and September 17, 2009 and (b) the telephone conversation of November 6, 2009 between Mr. Tom Kluck, Commission Legal Branch Chief, and members of ICG management.

ICG believes that disclosure of its partner company-specific revenue and EBITDA bonus targets would not be material to an understanding ICG’s executive compensation. As disclosed in ICG’s Proxy Statement, forty percent (40%) of ICG’s potential bonus awards for 2008 was tied to the realization of specified revenue and EBITDA goals for ten (10) of ICG’s partner companies, with revenue goals representing thirty percent (30%) of the award and EBITDA goals representing ten percent (10%) of the award. To be clear, these 2008 targets consisted of ten (10) individual ICG partner company revenue targets and ten (10) individual ICG partner company EBITDA targets rather than aggregate ICG partner company revenue and EBITDA targets. Because the forty percent (40%) overall target is comprised of ten (10) revenue subtargets and ten (10) EBITDA subtargets, no one partner company’s results are material to the determination of ICG’s bonus. Therefore, ICG believes that such individual targets are not material to an investor’s understanding of ICG’s executive compensation policies or decisions. Based on the foregoing, we believe that it is appropriate for ICG to refrain from including partner company-specific revenue and EBITDA performance targets in future proxy statements, so long as such individual targets remain immaterial to the bonus determination as a whole.

United States Securities and Exchange Commission

November 9, 2009

ICG hereby confirms to the Staff that in future filings it will include a statement regarding the immateriality of each individual partner company’s revenue and EBITDA targets to the extent that such individual targets remain immaterial to the bonus determination as a whole.

ICG hereby acknowledges that:

•	ICG is responsible for the adequacy and accuracy of the disclosure in its filings under the Exchange Act;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	ICG may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at 610-727-6870.

Sincerely,

/s/ R.Kirk Morgan
R. Kirk Morgan
Chief Financial Officer